As filed with the Securities and Exchange Commission on May 3, 2001
                      Registration No. 333-_______________
        -----------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                       ----------------------------------
                                    FORM SB-2
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                     ---------------------------------------
                              THIRD WAVE MEDIA LTD.
                         (Name of issuer in its charter)

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Delaware                                               ??                            11-3480018
(State or other jurisdiction                  (Primary Standard Industrial           (I.R.S. Employer
of incorporation or organization)             Classification Code)                   Identification Number)

5225 Wilshire Boulevard                                                              Irving Rothstein, Esq.
Suite 700                                                                            Heller, Horowitz & Feit, P.C.
Los Angeles, CA 90036                                                                292 Madison Avenue
(323) 931-1746                                                                       New York, New York 10017
(Address and telephone number                                                        (212) 685-7600
of registrant's principal executive                                                  (Name, address and
telephone offices and principal place of business)                                    number of agent for service)

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                      ------------------------------------
                                   Copies to:
                             Irving Rothstein, Esq.
                          Heller, Horowitz & Feit, P.C.
                               292 Madison Avenue
                            New York, New York 10017
                            Telephone: (212) 685-7600

Approximate date of commencement of proposed sale to public: At the discretion of the selling stockholders.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

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                                           CALCULATION OF REGISTRATION FEE
--------------------------------- ------------------ ------------------------ ------------------------- ----------------------

Title of each class of            Amount to be       Proposed maximum         Proposed maximum                Amount of
securities to be registered       registered         offering price per       aggregate offering          registration fee
                                                     security(1)              price(1)
--------------------------------- ------------------ ------------------------ ------------------------- ----------------------
--------------------------------- ------------------ ------------------------ ------------------------- ----------------------
                                                                                      $500,000                 $132.00
Common stock, par value $0.00001          5,000,000         $.10 (2)
--------------------------------- ------------------ ------------------------ ------------------------- ----------------------
--------------------------------- ------------------ ------------------------ ------------------------- ----------------------
Total                                                                                 $500,000                 $132.00
                                          5,000,000
--------------------------------- ------------------ ------------------------ ------------------------- ----------------------
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(1)     Estimated solely for the purpose of calculating the registration fee.

(2)     Based upon the price of a recent private offering.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Special Note

         The registrant is D.W. Industries, Inc., a Delaware corporation. The registrant is currently inactive with minimal assets and no liabilities. Immediately prior to the effectiveness of this registration statement, the registrant will (i) acquire Third Wave Media Ltd., (ii) change its name to Third Wave Media Ltd., and (iii) amend its certificate of incorporation to increase its authorized capital. Since this registration statement absolutely will not be declared effective unless these three items occur, the prospectus is drafted as though they have occurred. Accordingly, while the descriptions of the business and mangement's discussion is not technically accurate today, it will be when declared effective. The registrant will delete this section prior to the registration statement being declared effective. Similarly, prior to effectiveness, the founders will have sold shares to others in a private transaction and the disclosures herein assume this transaction.

                  SUBJECT TO COMPLETION DATED, May 3, 2000
                                -----------------
                              THIRD WAVE MEDIA LTD.
                             ----------------------

                        5,000,000 shares of common stock

              This prospectus covers 5,000,000 shares of the common stock of Third Wave Media Ltd. The common stock offered here is already outstanding and will be sold solely by the selling stockholders.

The securities offered hereby involve a high degree of risk. Please read the "Risk factors" beginning on page 2.

              There is presently no public market for our securities. We intend to apply for a listing on the OTC:BB.

                        ---------------------------------

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              Our principal executive offices are located at 5225 Wilshire Boulevard, Suite 700, Los Angeles, CA 90036. Our telephone number is (323) 931-1746.

                  The date of the prospectus is ________, 2000.

                                  Risk factors

          You should carefully consider the following facts and other information in this prospectus before deciding to invest in the shares.

                         Risks relating to our viability

Since we have only a limited operating history, it is difficult for you to evaluate if we are a good investment

              We have only conducted business operations since July 1996. Accordingly, we have only a very limited operating history, and we face all of the risks and uncertainties encountered by early-stage companies. Thus, our prospects must be considered in light of the risks, expenses and difficulties associated with a new and rapidly evolving market for multimedia entertainment. In sum, because of our limited history and the youth and inherent risks of our industry, predictions of our future performance are very difficult.

We have incurred substantial losses and anticipate even more losses in the future which may cause us to become insolvent

              Since commencing our business through December 31, 2000, we incurred an accumulated deficit of $390,055. We anticipate continuing to incur significant losses until, at the earliest, we generate sufficient revenues to offset the substantial up-front expenditures and operating costs associated with developing and commercializing products utilizing our technology. There can be no assurance that we will ever operate profitably.

We need substantial additional financing or we may have to curtail operations

              Our capital requirements relating to further develop and expand our business and to the building of our new production facility will continue to be significant. We are dependent on the proceeds of future financing in order to continue in business and to develop and commercialize additional proposed products. We anticipate requiring at least $1.5 million in additional financing. There can be no assurance that we will be able to raise the substantial additional capital resources necessary to permit us to pursue our business plan. We have no current arrangements with respect to, or sources of, additional financing and there can be no assurance that any such financing will be available to us on commercially reasonable terms, or at all. Any inability to obtain additional financing will have a material adverse effect on us, such as requiring us to significantly curtail or cease operations.

                       Risks relating to our business plan

              We may be unable to meet customer demands for quick production schedules and for customized content since that requires significant manpower and resources that as a young company we are chronically short of and as a result we will lose customers and our business will not survive.

              As customers will demand very quick production schedules and will want to customize their product, providing customized content on schedule, and coping with increasing volume will take time and cost money and create overload. Addressing this could delay our plans and cause us to incur substantial additional costs. In addition, if these problems occur, we will likely lose customers and if we lose too many customers our business will not survive.

We may face liability because of the proprietary nature of certain of the content transmitted over our systems such as music and other copyrighted material or liability for material deemed defamatory which could cause us significant expenses

                  The law relating to the liability of businesses such as ours for content produced by us is currently unsettled. We could become involved in litigation regarding the content transmitted over our system which could create adverse publicity, significant defense costs and substantial damage awards. In addition, there is a potential that claims will be made against us for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such materials. The liability we may face as a result of content disseminated through our system could have a negative impact on our financial condition.

                  We do not have long-term purchase contracts with our customers and therefore our customers could stop doing business with us at any time. Generally, we do not have agreements with our customers that contain purchase commitments or guarantees for an ongoing business relationship. Accordingly, our customers could stop doing business with us at any time and we cannot guarantee an ongoing business relationship with our customers. Since we operate with virtually no backlog, if a customer stops doing business with us, we may not be able to replace the lost business with business from another existing client or a new client. To the extent we are unable to replace the business, some of our capacity would go unused, our revenues could decline and our results of operations may be adversely affected.

                  A decline in CD prices could force us to lower prices thereby reducing our profit margins. Since the introduction of CD media in 1982, there has been a significant growth in the CD replicating business, which has attracted numerous entrants and resulted in increased worldwide CD production capacity. As a result of this increased competition, wholesale CD prices have historically declined. If CD prices decline further we may not be able to reduce our costs or increase our volume to offset the decline in price. These pricing pressures in the CD replication business could reduce our revenues and margins, which would adversely impact our operating results.

                  We currently rely upon a small amount of customers for a large portion of our revenues and accounts receivable and if we lose these customers our revenues may decline precipitously forcing us into insolvency. As of December 31, 2000, accounts receivable from four significant customers comprised 72%, of total accounts receivable. In addition, we had sales to three customers, representing 19%, 13%, and 12%, of total revenues for the year ended December 31, 2000. Concentrations this high leaves us vulnerable in the event one of them should leave us which could have a seriously negative impact on our financial results.

                  Our operating results could be impaired by burdensome environmental regulation and other legal uncertainties. Since the CD manufacturing processes involve the use of hazardous materials, we are subject to federal, state and local regulations governing the storage, use and disposal of hazardous materials. Our liability in the event of an accident or the costs of remediation could exceed our resources or insurance coverage. Also, we may have to incur substantial expenditures as a result of having to engage in preventive or remedial action, having to reduce chemical exposure or dealing with waste treatment or disposal.

                Special note regarding forward-looking statements

              Some of the statements under "Risk factors," "Plan of operations," "Business" and elsewhere in this prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk factors" and elsewhere in this prospectus. You are cautioned not to place undue reliance on any forward-looking statements.

                    Summary historical financial information

                  The following selected financial data for the years ended December 31, 2000 and 1999 is derived from our audited financial statements included in this prospectus.

                  The following data should be read in conjunction with our financial statements and those of our predecessor.

Statement of operations data
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---------------------------------------- --------------------------------------- ------------------------


                                         For the Year                            For the Year
                                         Ended 12/31/00                          Ended 12/31/99
                                         --------------                          --------------

---------------------------------------- --------------------------------------- -------------------
---------------------------------------- --------------------------------------- -------------------

 Net Revenues                             $1,102,719                              $1,198,039
----------------------------------------- --------------------------------------- -------------------
----------------------------------------- --------------------------------------- -------------------

 Operating Loss                           $(231,415)                              $(179,789)
----------------------------------------- --------------------------------------- -------------------
----------------------------------------- --------------------------------------- -------------------

 Income Taxes                             $800                                    $800
----------------------------------------- --------------------------------------- -------------------
----------------------------------------- --------------------------------------- -------------------

 Net Loss                                 $(106,162)                              $(179,004)
----------------------------------------- --------------------------------------- -------------------

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Balance sheet data

                           December 31, 2000
Working Capital            $     (405,738)
Total Assets               $      164,153
Total Liabilities          $      537,341
Stockholders' Deficit      $     (373,188)

                Management's discussion and analysis of financial
                       condition and results of operations

                  The following discussion includes forward-looking statements with respect to our future financial performance. These forward-looking statements are subject to various risks and uncertainties, including the factors described in the section titled Risk factors and elsewhere in this prospectus, that could cause actual results to differ materially from historical results or those currently anticipated.

Overview

                  We provide first class value enhanced media replication services consisting of Audio-CD, Video-CD, CD-ROM, CD-R, meaning replication and printing, DVD-Video, DVD-ROM, DVD-R, meaning replication and printing, audio cassette, video cassette, computer diskettes, and tape cartridges.

                  Our enhanced capabilities include graphic design, film output, printing, packaging, computer programming, authoring, encoding, world wide shipping, credit card capturing (VISA, M.C., DISC, Amex, Diners) world wide
(800) services and WWWInternetServices.

                  Through direct sales and through agencies, we have been responsible for the manufacturing of replicated media for hundreds of companies and organizations including Turner Broadcasting, Twentieth Century Fox Film Corporation, N.A.S.A., U.S. Army, Playboy, Strata, Pulse Entertainments, Citicorp, Warner Bros. Online, Vivid Interactive, Princeton Softech, The World Bank, Bergwall Productions, NAMM (International Musci Market Association), CBS, Pitney Bowes, The Hollywood Reporter, NCR Corp., East West Players, Adobe Systems, Intel, Ilio Entertainments, U.S. Department of Software, American Express, CMJ Communications, AC Technology, Federal Aviation Administration,

Philips Interactive Media, Virgin Interactive, Amtrak, Acura, Rainmaker Interactive, Australian Tourist Commission, Lexus Cars, Tennessee Valley Authority and Boston University School of Medicine along with other companies and hundreds of self released music artists/interactive developers.

                  We subcontract the various aspects of each job to our vendors and charge a markup to our clients. The project management and product integration are the value added services we provide to customers. Our cost of revenues is comprised primarily of subcontracting costs and overhead expenses. Direct subcontract costs consist of manufacturing, labor and shipping costs. Overhead expenses consist primarily of advertising, marketing, operating and facility related expenses. Selling, general and administrative costs generally consist of management and administrative support costs.

Results of operations

Fiscal year ended December 31, 2000 vs. fiscal year ended December 31, 1999.

                  Revenues. Revenues decreased by $95,320, or 8% from $1,198,039 in the fiscal year ended December 31, 1999 to $1,102,719 in the fiscal year ended December 31, 2000. The decreased revenue resulted from additional expenditures for advertizing/marketing, as well as an increase in staffing.

                  Cost of revenues. Cost of revenues decreased from $806,667 in the fiscal year December 31, 1999 to $757,270 in the fiscal year ended December 31, 2000. The decrease was a direct result of lower revenues. Cost of revenues increased as a percent of revenues from 67.33% in 1999 to 68.67% in 2000. This increase was primarily due to higher costs for raw materials.

                  Selling, general and administrative expenses. Selling, general and administrative expenses increased from $571,161, or 47.67% of revenues, in the fiscal year ended December 31, 1999 to $576,864, or 52.31% of revenues, in the fiscal year ended December 31, 2000. The increase is due to additional staffing, advertizing/marketing as well as the installation and lease of telephone/computer servers and related equipment. In addition, we were involved in litigation which caused a major increase in our legal expenses. We ultimately prevailed in this litigation and received a settlement of $150,000 in fiscal year 2000.

Liquidity

                  As of December 31, 2000 we had $7,706 cash on hand and a working capital deficit of $405,738. We currently require approximately $35,000 per month to fund operations. We intend to satisfy our liquidity requirements from the proceeds of sales of our securities, from loans from management and from our currently existing lines of credit in the aggregate amount of $150,000. We currently have no plans to raise funds through the sale of securities and we can offer no assurance that any such effort, if undertaken in the future, would be successful. Our primary uses of cash are to fund operations as well as advertising/marketing and to hire additional employees. In the event we are unable to generate additionalcash flow, we will not hire additional employees and, if necessaary, reduce expenditures for advertising and/or marketing. While these steps will have the effect of temporarily halting our growth, they may be necessary to allow us to survive a period of poor cash flow.

Effect of recent accounting pronouncements

                  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. We do not presently enter into any transactions involving derivative financial instruments and, accordingly, we do not anticipate the new standard will have any effect on our financial statements.

                                 Use of proceeds

                  We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, rather, proceeds from sales of the shares registered here will go to the selling stockholder.

                                    Business

Overview

                  The digital versatile disc, popularly known as the DVD and compact disc, popularly known as the CD, are among the most popular optical media for content delivery and are widely used in the distribution of movies, music, application and edutainment software, publishing content and internet/online promotional materials. The wide acceptance of DVD and CD as a content delivery media has fueled the growth of the replication industry.

                  The first commercial application of CD technology was storage and playback of pre-recorded music, or CD-Audio, which was adopted as an international standard in 1982, and introduced to the consumer market in 1983. The CD-ROM entered the market in 1991, providing cost-effective storage and retrieval of any combination of data, text, graphics, audio and video. The DVD entered commercial distribution in December 1996.

                  DVDs are currently capable of storing up to 13 times as much data as CDs and are suitable for high quality playback of film and video, multi-channel surround sound audio and interactive media. An important advantage of DVD players and DVD-ROM drives, which should speed their market penetration, is their compatibility with CD-Audio and CD-ROMs. We believe this compatibility feature of DVD players and DVD-ROM drives will increase consumer acceptance of DVD technology.

                  Unlike the introduction of CDs, when consumers were reluctant to purchase CD players because they would be required to spend substantial amounts on new music collections, consumers will be able to acquire the DVD players and DVD-ROM drives without making their CDs obsolete. During the past decade, CDs have become the dominant format in audio and portable data storage and retrieval markets.

                  Since its introduction, the popularity of DVDs has grown rapidly and the DVD is increasingly becoming a standard format for video. DVDs and CDs can be replicated faster than traditional tape storage mediums at a comparable cost. In addition, consumer acceptance of the DVD and CD formats is due in part to the following combination of advantages over other mass storage formats:

         o     Higher storage capacity / longer play time;
         o     Greater portability and ease of storage;
         o Higher quality presentation including crisper sounds and sharper video; and
         o Longer life as a result of lack of degradation; and Random accessibility of data.

                  According to Infotech, an industry trade organization, CD-ROM disc units sold in the United States by CD-ROM replicators have grown at a compound annual growth rate of 34.0% from approximately 443 million units in 1996 to approximately 1.066 billion units in 1999. The consumer market has emerged within the past several years and its substantial growth is expected to help sustain CD-ROM unit sales in the next few years. Infotech estimates that total worldwide CD-ROM disc units sold will continue to increase through the year 2001.

                  CD-ROM is well suited to applications involving the storage of large amounts of information in a form that can be distributed to a diverse user population. CD-ROM was developed in the late 1980s and when it was first introduced to the market in 1991, it was initially limited to business and professional applications such as library references and parts catalogs.

                  In the 1990s, the increasingly widespread presence of personal computers and CD-ROM drives has created a thriving consumer market for CD-ROM applications. Infotech estimates that in the United States, the installed base of CD-ROM drives will grow from approximately 60.4 million in 1996 to approximately 338.8 million by 2004 representing a compounded annual growth rate of 24.1%. In addition, CD-ROM discs can be played on DVD-ROM drives. This rapidly growing installed base of CD-ROM drives, as well as the growth in the installed base of DVD-ROM drives, expands the potential consumer market for publishers of CD-ROM software, data and entertainment products.

                  We believe DVD is becoming the accepted new medium for home video distribution. Unlike videocassettes, DVD-Video experiences no image or sound degradation with normal use and offers greater storage capacity, indexing, random access and lower manufacturing costs. DVD is capable of holding a full length motion picture with up to three spoken languages, three foreign language subtitles and multi-channel, digital surround sound. Added features such as multilingual voice tracks, soundtrack albums, director's notes, out takes, story-based games and other CD applications may be available with the higher storage capacity afforded with DVDs. The home video market, both rental and purchased videos, has been served primarily by pre-recorded videotape.

                   Infotech estimates that the installed base of DVD-Video players in the United States will increase from approximately 300,000 in 1997 to
39.6 million in 2004, representing a compounded annual growth rate of approximately 100.9%. Infotech also estimates the worldwide installed base of DVD-Video players will reach 96.7 million players by 2004 and that DVD-Video disc units sold in the United States by replicators will increase from 3.4 million units in 1997 to approximately 991.0 million units in 2004, representing a compounded annual growth rate of 124.9%.

                  In addition to the growth in home video, Infotech projects that DVD-ROM drive shipments in the United States will increase from approximately 125,000 in 1997 to 134.2 million in 2004, representing a compounded growth rate of 171.0%. Also, the next generation of game consoles being manufactured by Sega, Nintendo, Sony and Microsoft will be DVD-based. Consequently, there will be pressure on some software game manufacturers to produce higher-capacity software games in the DVD format.

                  Infotech estimates that DVD-ROM disc units sold by replicators in the United States will increase from approximately 520,000 in 1997 to 589.0 million in 2004, representing a compounded growth rate of 173.1%.

Market analysis

                  CD consumption is growing rapidly and is under supplied, nationally and internationally. If the CD market is segmented along technical standards, all categories appear to be at, or near the bottom of, an exponential growth curve starting from the mid-1980s and extending through the 1990s. At the end of 1994, there was an installed base of approximately 14 million CD-ROM players in the USA. Several independent market research reports indicated a unit volume of one billion CDs sold in the USA by 1994. As new CD formats are developed, the mastering processes will change, but the same basic electroforming, replication, printing, and packaging will be utilized. This means that a high volume CD-ROM manufacturer with an established reputation for quality, can also replicate the new formats without incurring dramatic process improvement costs. Disc replication gross profit margins have been driven to $0.10 per disc, which makes them a commodity product. The key to success in a commodity market is being the lowcost producer by generating the highest possible production volume to take advantage of economies of scale. In the CD manufacturing industry, being a high-service provider creates a competitive advantage. The International Recording Media forecasts a total of 290,000,000 DVD discs being replicated by the end of 2000, reaching one billion by 2003.

Market segmentation

                  The Optical Publishing Industry of America segments the CD-ROM market into institutional sales and consumer sales. Institutional sales are characterized by low unit volume and high per unit pace. Consumer titles are just the opposite. Consumer titles are judged primarily on their entertainment value. Another key difference is that institutional titles have a perpetual life cycle based on continuous upgrades, while consumer titles have a life cycle of 12 months to 24 months.

                  Due to the technical nature of CD-ROMs, the market segmentation can, to a certain extent, follow the technical specifications written for different formats, as established primarily by the International Standards Organization and American National Standards Institute. In the past fifteen years a great many varieties of CD-ROM specifications have been developed, including CD-Audio, CD-V or high fidelity videos and CD-I or interactive video, to name but a few.

Our business

                  We are an independent manufacturer/replicator of CDs. We target our sales to companies in industries including the music industry, the motion picture industry, software developers and any other company involved in low volume CD media production. Our sales are generally in the range of 500 - 5,000 CDs per order. We provide all facets of the manufacturing process to our clients on an as needed basis.

                  Through direct sales and through agencies, we have been responsible for the manufacturing of replicated media for hundreds of companies and organizations including Turner Broadcasting, Twentieth Century Fox Film Corporation, NASA, US Army, Playboy, Strata, Pulse Entertainment, Citicorp, Warner Bros. Online, Vivid Interactive, Princeton Softech, The World Bank, Vidcad, Bergwall Productions, NMAA (International Music Marketing Association), Magnet Interactive, CBS, Pitney Bowes, the Hollywood Reporter, NCR Corp., East West Players, Adobe Systems, Intel, Ilio Entertainment, US Dept. Of Defense, National Windows, Siemens, Real Applications, Private Digital Media, Screenplay Systems, Purdue University, Pinnacle Publishing, PBS, New Orleans Publishing Group, DigiEffetcs, Hills University, Ivy Software, Grace Fellowship, American Express, CMJ Communications, AC Technology, Federal Aviation Administration, Phiips Interactive Media, Virgin Interactive, Horizons Technology, Amtrak, Acura, Rainmaker Interactive, American Savings Bank, Australian Tourist Commission, Lexus Cars, Tennessee Valley Authority and Boston University School of Medicine along with other companies and hundreds of self-released music artists/interactive developers.

                  At present, we subcontract out production to various suppliers. It is our intention to open a fully functional manufacturing facility in the heart of Hollywood capable of high speed CD production.

                  We seek to reduce costs and enhance quality by purchasing from a limited number of suppliers. However, all raw materials needed to manufacture our products are readily available from multiple suppliers at competitive prices. The principal raw materials used to manufacture CDs are optical grade polycarbonate, aluminum, nickel, ultraviolet-curable lacquers and ink. Also, certain types of DVDs require a minimal amount of gold.

Manufacturing process

                  The DVD and CD manufacturing process consists of three stages:

                  o    Pre-production,
                  o    Replication and Printing
                  o    Post-Production Services

                  Pre-production of DVDs and CDs consists of three distinct processes: pre-mastering, mastering and electroplating. Through these processes, metal stampers are created which contain tracks with pits and lands holding data in a digital format. The metal stampers are then mounted in the proper injection molding equipment to produce either DVDs or CDs. Pre- production begins with receipt of the customer's data, which is supplied in any number of approved input media. The mastering process forms the master image of the DVD or CD from which the polycarbonate replicas are molded. Mastering begins with the preparation of a glass substrate, which is coated with a thin photo resist layer and placed on a computer-controlled laser beam recorder. The laser exposes a series of areas in the photo-resist layer on the glass plate as the data is transferred from a playback device. Chemicals etch the exposed areas of photo resist layer, producing a series of microscopic "pits" and "lands," or physical representations of the digital information. The glass substrate is then developed and then initialized to produce the glass master. An electroplating unit is then used to electroplate the glass master with nickel vanadium to create the metal master, commonly referred to as the metal "father". The metal father is then separated from the glass master and electroplated a second time to create an inverted impression on a metal "mother." A further electroplating process is used to produce several stampers from the metal mother. The nickel-plated stampers are punched, polished and mounted in the proper injection molding machine to replicate DVDs or CDs.

                  CD replication uses a fully integrated in-line process, which incorporates injection molding machines, metallizing equipment, protective coating machinery and inspection equipment. To begin, optical grade polycarbonate plastic is heated and injected under high pressure into the mold cavity of the machine against the metal stamper. The molding process creates a clear polycarbonate disc with pits on one side containing all of the digitized data. In order to make the disc readable by reflected laser light, a thin layer of reflective aluminum is deposited onto the disc surface by a metallizing machine. A clear protective coating is then applied to the disc by a spin coating device in order to protect the disc from scratches and oxidation and to serve as a base for printing on the disc. An in-line inspection device is used to scan each disc for physical flaws. Thereafter, the disc is ready for label printing, the final step of production. The DVD production process is essentially the same as the CD production process, except that DVD replication entails the use of a special substrate-bonding machine, which is integrated into the replication line itself. In addition, the replication process is slightly different from the production of other CD formats in that each replication line has two presses, which produce two polycarbonate substrates, each one-half the thickness of a standard CD. Information is molded onto a layer or multiple layers of a substrate depending on the specific data requirements. The two substrates are bonded together to form a DVD.

                  Post-production services primarily involve printing, packaging, fulfillment and distribution, including confectionering, stickering, cellophaning, shrink-wrapping, spine printing, bundling and other services.

Growth objective

                  We plan to build, establish, and operate a high-visibility, quick-turn Compact Disc manufacturing facility in the Greater Los Angeles area. The plant is designed to have a first year capacity of 23 million units.

                  Our strategy will be to:

                  o offer standard and expedited service for the production of Audio, CD-ROM, and DVD discs;
                  o address the manufacturing needs that are unique to the entertainment industry, specifically, short orders of up to 5,000 completed in less than twenty-four hours;
                  o establish the company as a "boutique" facility that adheres to the highest standards of quality;
                  o allow recording artists, producers, graphic designers, and record label executives to control their project from concept to finished product; and
                  o address the CD-ROM (Compact Disc Read Only Memory) needs of the many data providers on the West Coast, including oil companies, aerospace concerns, and the university market.

                  With a location in the heart of Greater Los Angeles, the entertainment capital of the world, we believe that our facility will offer us several competitive advantages.

                  Our plant will be designed specifically for the compact disc replication in the 500 to 5,000 unit range with an emphasis on fast "turnaround" of the complete job. Even faster "turns" would be available at a premium surcharge. Clients desiring quick turns and large quantity would be able to rent one of the replication lines for extended time periods - where the line would be solely dedicated to a quick turn rolling immediately into a quantity run. It is possible for an order of 5,000 discs to be completely replicated and packaged within a 24 hour period. We believe that our turnaround time will be the fastest turnaround time available anywhere in the world.

                  Our cost effective, low maintenance facility is designed so that it will not begin to approach obsolescence for nine years. Since the acceptance of the compact disc format worldwide, equipment manufacturers have designed and built equipment specific to the industry. This new generation of equipment has a higher throughput capability, less down time, and easier maintenance. The pieces assembled for our facility represent the best of the latest in the evolution of this manufacturing art. Our proposed "boutique approach" will allow for maximum utilization of the installation, whatever overtime and materials cost, over and above a 12 hour operating day, will be more than made up by the previously noted premium surcharge.

                  An additional revenue stream can be generated by our ability to sell off mastering capability and disc moldings generated for production to other plants throughout the world. For instance, Capitol Records did not have mastering in it's Illinois plant until 1994. Many plants in California have no mastering.

                  Since it is proposed that mastering be changed at a rate independent of any per disc charge, it can be argued that the smaller the order, the more attractive the order. This is a key consideration in our growth model. It is totally opposite to the operating philosophy of the entire industry. This uniqueness is the primary attraction of installing a facility of this type.

                  While there is an overabundance of production capacity, there is a shortage of capable mastering suites. Since these suites cost about $4 million dollars each, there is a natural inclination to make do with as few as possible. Yet, this is the biggest single factor affecting plants throughout and, therefore, profitability.

                  Typical Scenario: Take a factory that has an output capability of 150,000 discs per day and has one mastering suite. Typical yield of mastering is 12 to 14, per 24 hour day. The optimal order size then becomes 10,700 discs, per good master. Mastering scheduling must optimize the order of cut in order to allow for sufficient order size for plant optimization. Since small orders of 3,000 or less do not fit the above equation easily, they tend to be unattractive to virtually every facility, even those with two or more mastering suites. Some plants have opted not to install mastering equipment at all, jobbing out all of their work to other plants. Our proposed plant is ideally suited to take outside mastering and supply metal manufacturing parts within the industry.

                  We will be positioned to meet the growing demand for quick turns and short runs for CDs. There are about 80 facilities in North America involved in the production of CDs. While the total capacity of those plants can keep up with the current and foreseeable demand for audio projects, we believe these older CD facilities suffer from the following deficiencies:

                  o these plants were built to run "mainstream" product, popular current titles with press runs of 50,000 or more;
                  o the equipment and robotics of these plants reflects what was state-of-the-art for the original date of installation, ranging from 1985 to 1997;
                  o for the most part, these factories are located in rural areas east of the Mississippi; and
                  o these plants currently run at 60% to 89% capacity and running at a higher capacity would involve the hiring of new, untrained workers, who have yet to either go through proper training or experience a learning curve

                  Accordingly, we believe that there is a need for such a production facility in the Hollywood area of Los Angeles. There is an enormous concentration of films and music publishers, recording studios, sound stages, video and film production lots, and entertainment-related development businesses in Hollywood and the Los Angeles area. These industries generate a vast amount of product, and the extraordinary success and product longevity of the compact disc as a preferred distribution media mandates that most of the output of Hollywood's creative product be moved to CDs and DVDs.

                  Our business plan will allow for the project's creative staff to exercise editorial control at the point of replication. For the first time, producers, musicians, engineers, and multimedia programmers can go "just around the corner" and be part of the manufacturing process. The lead-time required to make creative decisions that previously required test samples to undergo two days of travel from the plant to the decision-maker will be eliminated. It is of great value to have these decisions made on-site, where eye-to-eye explanations and instructions can be given. Sometimes the barriers to quick understanding of a problem can be surmounted by both parties being at the same place at the same time. We will be able to offer open dialogue to creative decision makers, combined with the only acceptable answer to a quick turnaround scenario.

                   All the major record labels are within a ten mile radius of the plant site. The fact that a local firm with an exceptional service history can not only manufacture quick-turn product, but warehouse it, package it, and ship it, will prove indispensable to certain types of label releases. Even labels with their own pressing plants like Capitol Records and Warner Electra Atlantic may utilize our plant for advance releases and disc jockey copies. These promotional copies MUST reach the radio stations two weeks prior to the appearance of the CDs in the stores. Millions of promotional dollars depend on the timing of air play versus availability.

                  Quite often the label artwork for a promotional copy is different and more elaborate than the production copies. Some are serialized and become instant collectors items. A typical run in this genre is 3,500 discs. We can save these companies a working week over what their own plants can provide - and with a greater confidence factor.

                  We will also offer many processing advantages most other "short run" manufacturers can or will not provide. These include:

                  o     in-house mastering;
                  o in-house disc print design of the disc identifying artwork;
                  o production of gold vs. aluminum CDs; laser etching on the CD for serializing or issuing collector's editions;
                  o     fulfillment of special processing/delivery requirements;
                        and
                  o high resolution full color application of the disc identifying artwork.

Employees

                  We currently have seven full time employees of which one is an executive, two are engaged in administrative activities and four are engaged in production and sales and marketing activities. Additional financing permitting, we intend to hire up to five additional employees. None of our employees are represented by a labor union. We believe that relations with our employees are good.

              Our success depends upon the personal effort of Andrew Melzer and other key personnel. Our success is also dependent upon our ability to hire and retain additional qualified management, marketing, technical, financial, and other personnel. Competition for qualified personnel is intense and in our current financial condition it is even more difficult to hire or retain additional qualified personnel. If we do not attract and retain qualified management and other personnel we will be unable to successfully implement our business plan. At present, affordable "key person" insurance is unavailable.

Properties

         Our facilities are located in approximately 1,450 square feet of leased office space in Los Angeles. The lease expires in August 2002 and provided for an annual rental of $25,324 and $26,392 for 1999 and 2000, respectively, and $29,760 for 2001 and for 2002 until expiration. We currently have only negligible costs relating to environmental compliance laws, although these costs will likely increase once we establish our own manufacturing facility.

Legal proceedings

                  We are not involved in any material legal proceedings.

                                   Management

Officers and directors

                  Our officers and directors are as follows:

Name                         Age               Position
----                         ---               --------
Andrew Melzer                55                president, and managing director

         Mr. Andrew Melzer is our current president and managing director. Mr. Melzer was born in Budapest, Hungary in 1946. With his parents, he escaped the Stalinist regime in 1956 and settled in Toronto, Canada, where he studied at The Royal Conservatory of Music. In 1967, he formed a music production/publishing company, HitBound Music Ltd., and produced a Canadian record that year which charted in the Top Ten. Over the next ten years, he produced and composed numerous recordings that were successfully released in the U.S.A., Canada, Japan, Australia, the U.K., Italy, France, Germany, and South Africa. Some of the record labels involved were United Artists, Warner Bros., Attic Records, and Bradley International. In 1967 Mr. Melzer also entered the talent management arena where he worked with Stitch in Tyme, Everyday People, Soma, Beverly D'Angelo, Don Scardino, Tanya Roberts, Scatman Crothers, Pinky Dauvin, Debbie Fleming, and many more artists. In 1977, Mr. Melzer moved to Los Angeles where he attended marketing seminars at U.C.L.A. He left the music business in 1980 and began a marketing position with Dow Jones & Co. In 1985, he received a Series 7 license from the National Association of Securities Dealers and worked as an institutional stock broker with various firms until 1990. Mr. Melzer formed our predecessor in 1995 and was its president and a director until it merged into us. Mr. Melzer is a director of InterRent Properties Ltd., a public company involved in residential real estate.

Indemnification of directors and officers

                  Our certificate of incorporation and by-laws currently provide indemnification to our officers or directors to the maximum extent permitted by Delaware law.

Compensation of directors

                  Directors do not receive any compensation for their service as members of the board of directors.

                          Security ownership of certain
                        beneficial owners and management

                  The following table sets forth, as of [effective date], 2001, information regarding the beneficial ownership of our common stock based upon the most recent information available to us for

                  o each person known by us to own beneficially more than five (5%) percent of our outstanding common stock,
                  o each of our officers and directors, who uses our address, and
                  o     all of our officers and directors as a group.

Name and address           Amount and nature
of beneficial owner        of beneficial owner           Percent of class
-------------------        -------------------           ----------------
Andrew Melzer                 30,000,000                        85.7%

All directors and             30,000,000                        85.7%
executive officers
as a group (one person)
                             Executive compensation

                           Summary Compensation Table


Name and                                                              Other              Long-term
Principal Position         Year       Salary          Bonus           Compensation       Compensation
------------------         ----     -------------  ------------       ------------       -------------
Andrew Melzer              2000       $125,000
(president &               1999       $100,000
managing director)         1998       $ 75,000


Employment agreements

                  On January 1, 1997, our predecessor entered into an employment agreement with Andrew Melzer, our current president, which provides for salaries of $125,000, $150,000, $175,000 and $200,000 during the years ended December 31,
2000 through 2003, respectively. Mr. Melzer is also entitled to receive incentive compensation that shall be not less than the sum of $25,000 for each and every $500,000 increase in gross sales for the prior calendar year. This agreement is now our obligation.

                 Certain relationships and related transactions

                  During 1999 and 2000, our predecessor made advances to Andrew Melzer, our president and managing director, in the amount of $15,867. The advances were unsecured, bore interest at a rate of 6.75% per annum, and was payable on demand. These advances were repaid by offsetting salary due Mr. Melzer. As of December 31, 2000, none of the advances remained outstanding.

                  Our policy is to obtain all supplies and services on a normal competitive basis, but that, all things being equal, to purchase from affiliated or related entities. All related party transactions must be reviewed by the board of directors to assure that we are not paying higher than fair market arms-length prices.

                      Disclosure of commission position on
                 indemnification for securities act liabilities

                  Our by-laws and our certificate of incorporation currently provide indemnification to our officers or directors for the maximum permitted by Delaware law.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

                            Description of securities

Authorized and outstanding stock

                  Our authorized capital stock consists of 40,000,000 shares of common stock, $.00001 par value. As of November 30, 2000, there were 35,000,000 shares of common stock outstanding which were held by approximately 102 stockholders of record.

Common stock

                  Subject to legal and contractual restrictions on payment of dividends, the holders of common stock are entitled to receive such lawful dividends as may be declared by the board of directors. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to receive all of our remaining assets available for distribution to stockholders after satisfaction of all liabilities and preferences. Holders of our common stock do not have any preemptive, conversion or redemption rights and there are no sinking fund provisions applicable to our common stock. Record holders of our common stock are entitled to vote at all meetings of stockholders and at those meetings are entitled to cast one vote for each share of record that they own on all matters on which stockholders may vote. Stockholders do not have cumulative voting rights in the election of our directors. As a result, the holders of a plurality of the outstanding shares can elect all of our directors, and the holders of the remaining shares are not able to elect any of our directors. All outstanding shares of common stock are fully paid and non-assessable, and all shares of common stock to be offered and sold in this offering will be fully paid and non-assessable.

Transfer agent and registrar

                  The stock transfer agent and registrar for our common stock is Executive Registrar and Transfer Agency, Inc., located at 3118 W. Thomas Road, Suite 707, Phoenix, AZ 85017.

Dividend policy

                  Under applicable law, dividends may only be paid out of legally available funds as proscribed by a statute, subject to the discretion of the board of directors. In addition, it is currently our policy to retain internally generated funds to support future expansion of our business. Accordingly, even if we do generate earnings, and even if we are not prohibited from paying dividends, we do not currently intend to declare or pay cash dividends on our common stock for the foreseeable future.

Shares available for future sale

                  On the date of this prospectus, all 5,000,000 shares included in this prospectus will generally be freely tradable without restriction imposed by, or further registration under, the Securities Act. An additional 30,000,000 shares of our common stock may be deemed "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act. Such shares may be sold to the public, subject to volume restrictions, as described below. Commencing at various dates, these shares may be sold to the public without any volume limitations.

                  In general, under Rule 144 as currently in effect, subject to the satisfaction of certain other conditions, a person, including one of our affiliates, or persons whose shares are aggregated with affiliates, who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the total number of outstanding shares of the same class. In the event our shares are sold on an exchange or are reported on the automated quotation system of a registered securities association, you could sell during any three-month period the greater of such 1% amount or the average weekly trading volume as reported for the four calendar weeks preceding the date on which notice of your sale is filed with the SEC. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                  You should note that we anticipate that our shares of common stock will initially be included for quotation on the OTC Bulletin Board. Pursuant to SEC regulations, the OTC Bulletin Board is not considered an "automated quotation system of a registered securities association" and Rule 144 will only permit sales of up to 1% of the outstanding shares during any three month period.

                              Plan of distribution

                  The sale of the shares of common stock by the selling stockholders may be effected by them from time to time in the over the counter market or in such other public forum where our shares are publicly traded or listed for quotation. These sales may be made in negotiated transactions through the timing of options on the shares, or through a combination of such methods of sale, at fixed prices, which may be charged at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for which such broker-dealer may act as agent or to whom they sell as principal, or both. The compensation as to a particular broker-dealer may be in excess of customary compensation.

                  The selling stockholders and any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on any sale of the shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

                              Selling stockholders

                  We are registering shares of common stock purchased by investors in our 1999 private placement offerings and shares of common stock formerly owned by our founders.


                  Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling stockholders. Each of the selling stockholders, or their transferees, and intermediaries to whom such securities may be sold may be deemed to be an "underwriter" of the common stock offered in this prospectus, as that term is defined under the Securities Act. Each of the selling stockholders, or their transferees, may sell these shares from time to time for his own account in the open market at the prevailing prices, or in individually negotiated transactions at such prices as may be agreed upon. The net proceeds from the sale of these shares by the selling stockholders will inure entirely to their benefit and not to ours.

                  None of the selling stockholders has held any position or office, or had any material relationship with us or any of our predecessors or affiliates within the last three years, and after completion of this offering will own the amount of our outstanding common stock listed opposite their name. The shares reflected by each selling stockholder is based upon information provided to us by our transfer agent and from other available sources.

                  These shares may be offered for sale from time to time in regular brokerage transactions in the over-the-counter market, or through brokers or dealers, or in private sales or negotiated transactions, or otherwise, at prices related to the then prevailing market prices. Thus, they may be required to deliver a current prospectus in connection with the offer or sale of their shares. In the absence of a current prospectus, if required, these shares may not be sold publicly without restriction unless held by a non-affiliate for two years, or after one year subject to volume limitations and satisfaction of other conditions. The selling stockholders are hereby advised that Regulation M of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934 will be applicable to their sales of these shares. These rules contain various prohibitions against trading by persons interested in a distribution and against so-called "stabilization" activities.

                  The selling stockholders, or their transferees, might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act and any profit on the resale of these shares as principal might be deemed to be underwriting discounts and commissions under the Act. Any sale of these shares by selling shareholders, or their transferees, through broker-dealers may cause the broker-dealers to be considered as participating in a distribution and subject to Regulation M promulgated under the Securities Exchange Act of 1934, as amended. If any such transaction were a "distribution" for purposes of Regulation M, then such broker-dealers might be required to cease making a market in our equity securities for either two or nine trading days prior to, and until the completion of, such activity.


                                                                           Shares beneficially owned
Name of selling stockholder                   Before offering                    Offering                       After offering
---------------------------                   ---------------                    --------                       --------------
Abraham Garfinkel c/f                               100                             100                               0
Raphael Garfinkel
Tova Garfinkel                                      100                             100                               0
Yocheved Garfinkel                                  100                             100                               0
Lynn Garfinkel                                      100                             100                               0
Abraham Garfinkel                                   100                             100                               0
Ted Wengrofsky                                      100                             100                               0
Zelda Wengrofsky                                    100                             100                               0
Debra Wengrofsky c/f                                100                             100                               0
Jennifer Wengrofsky
Beverly Pomerantz                                   100                             100                               0
Barry Pomerantz                                     100                             100                               0
Richard Pomerantz                                   100                             100                               0
Robert Pomerantz                                    100                             100                               0
Daniel Pomerantz                                    100                             100                               0
Sandra Pomerantz                                    100                             100                               0
Claire Psaty                                        100                             100                               0
Martin Psaty                                        100                             100                               0
Estee Psaty                                         100                             100                               0
Michelle Psaty                                      100                             100                               0
Benjamin Psaty                                      100                             100                               0
Alan Psaty                                          100                             100                               0
Sara Psaty                                          100                             100                               0
Howard Rosenfeld                                    100                             100                               0
Elizabeth Rosenfeld c/f                             100                             100                               0
Victoria Rosenfeld
Elizabeth Rosenfeld c/f                             100                             100                               0
Michael Rosenfeld
Elizabeth Rosenfeld                                 100                             100                               0
Howard Odzer                                        100                             100                               0
Doris Odzer                                         100                             100                               0
Arnold Odzer                                        100                             100                               0
Ari Odzer                                           100                             100                               0
Judd Odzer                                          100                             100                               0
Lori Odzer                                          100                             100                               0
Mordecai Kamentzky                                  100                             100                               0
Sora Kamentzky                                      100                             100                               0
Modecai Kamanetzky c/f                              100                             100                               0
Yehuda Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Samuel Kamenetzky



Modecai Kamanetzky c/f                              100                             100                               0
     Itta Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Pincus Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Basya Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Anna Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
     Zvi Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Ettil Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Nechama Kamenetzky
Modecai Kamanetzky c/f                              100                             100                               0
Hadassah Kamenetzky
Scott Fagan                                         100                             100                               0
Ileen Fagan                                         100                             100                               0
Ileen Fagan c/f                                     100                             100                               0
     Zalman Fagan
Ileen Fagan c/f                                     100                             100                               0
    Naftali Fagan
Ileen Fagan c/f                                     100                             100                               0
    David Abikzer
Ileen Fagan c/f Atara Abikzer                       100                             100                               0
Debra Kreinberg                                     100                             100                               0
Sheldon Kreinberg                                   100                             100                               0
Shoshana Kreinberg                                  100                             100                               0
Eric Zaiman                                         100                             100                               0
Eric Zaiman c/f Tzvi Zaiman                         100                             100                               0
Eric Zaiman c/f                                     100                             100                               0
     Avigail Zaiman
Bina Zaiman                                         100                             100                               0
Naomi Schwartz c/f                                  100                             100                               0
     Ephraim Schwartz
Naomi Schwartz c/f                                  100                             100                               0
     Malka Schwartz
Naomi Schwartz c/f                                  100                             100                               0
     Raizel Schwartz
Naomi Schwartz                                      100                             100                               0
Alan Schwartz                                       100                             100                               0
Lewis Calderon                                      100                             100                               0
Lewis Calderon c/f                                  100                             100                               0
     Chaya Calderon



Lewis Calderon c/f                                  100                             100                               0
     Etti Calderon
Anne Vayner                                         100                             100                               0
Anne Vayner c/f                                     100                             100                               0
     Bridgette Vayner
Arieh Uzan                                          100                             100                               0
Barbra Uzan                                         100                             100                               0
Barbra Uzan c/f                                     100                             100                               0
     Yonatan Uzan
Barbra Uzan c/fSivan Uzan                           100                             100                               0
Barbra Uzan c/f Idan Uzan                           100                             100                               0
Ely Katz                                            100                             100                               0
Ilana Katz                                          100                             100                               0
Ely Katz c/f Yeshayahu Katz                         100                             100                               0
Ely Katz c/f Gavriel Katz                           100                             100                               0
Irving Rothstein                                    100                             100                               0
Miriam Rothstein                                    100                             100                               0
Elana C. Rothstein                                  100                             100                               0
Jonathan E. Rothstein                               100                             100                               0
Abigail C. Rothstein                                100                             100                               0
Leora L. Rothstein                                  100                             100                               0
Gabriel A. Rothstein                                100                             100                               0
Chaia Broderick                                     100                             100                               0
Chaia Broderick c/f                                 100                             100                               0
     Yehuda Broderick
Chaia Broderick c/f                                 100                             100                               0
     Doniel Broderick
Joseph Grayson                                      100                             100                               0
Rozann Pomerantz                                    100                             100                               0
Stuart Katz                                       155,000                         155,000                             0
Golda Katz                                          100                             100                               0
Golda Katz c/f Jason Katz                           100                             100                               0
Golda Katz c/f Rachel Katz                          100                             100                               0
Golda Katz c/f Aliza Katz                           100                             100                               0
David Pomerantz                                   155,000                         155,000                             0
Zvi Pinter                                          100                             100                               0
Zvi Pinter c/f Aryeh Pinter                         100                             100                               0
Zvi Pinter c/f Samson Pinter                        100                             100                               0
Zvi Pinter c/f Tova M. Pinter                       100                             100                               0
Ethel Pinter                                        100                             100                               0
Dynaventures, Inc. (1)                           1,563,333                       1,563,333                            0
I.C.M. International                             1,563,333                       1,563,333                            0
St. Georges Trust (1)                            1,563,334                       1,563,334                            0


-----------------
(1) Holds option to purchase up to an additional 46,333 shares from each of Stuart Katz and David Pomerantz.

                                  Legal matters

                  Certain legal matters in connection with this offering are being passed upon by the law firm of Heller, Horowitz & Feit, P.C., New York, New York. Irving Rothstein is a partner in this firm and he and his immediate family members own an aggregate of approximately 1/10th of 1% of the shares being registered.

                                     Experts

                 Our financial statements as of December 31, 2000 and for the years ended December 31, 2000 and 1999 have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent public accountants, as indicated in their report with respect thereto, which contains an explanatory paragraph relating to our ability to continue as a going concern, and are included in reliance upon the authority of said firm as experts in giving said reports.

                              Available information

                  Commencing on the date of this prospectus, we will be subject to the information requirements of the Securities Exchange Act of 1934, as amended. This Act requires us to file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy statements and other information we file can be inspected at the Headquarters Office of the Securities and Exchange Commission located at 450 Fifth Street, N.W., Room 1024, Washington, D.C.

                  Copies of the material we file may be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. at prescribed rates. The Public Reference Room can be reached at (202) 942-8090. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding us. This material can be found at http://www.sec.gov.


You should only rely on the information contained in this document or other information that we refer you to. We have not authorized anyone to provide you with any other information that is different. You should note that even
though you received a copy  of this prospectus,                            5,000,000 Shares of Common Stock
there may have been changes in our affairs since
the date of this prospectus.  This prospectus
does not constitute an offer to sell securities
in any jurisdiction in which such offer or
solicitation is not authorized

TABLE OF CONTENTS                          PAGE

Risk factors                                3                              THIRD WAVE MEDIA LTD.
Special note regarding
     forward-looking statements             8
Summary historical financial
     Information                            9
Plan of operations                          9
Use of proceeds                            13
Business                                   14                              PROSPECTUS
Management                                 27
Security ownership of certain
     Beneficial owners and management      29
Executive compensation                     30
Certain relationships
     and related transactions              30
Disclosure of commission position
     on indemnification for securities
     act liability                         31
Description of securities                  26
Plan of distribution                       33
Selling stockholders                       33                           _____________ , 2001
Legal matters                              47
Experts                                    47
Available information                      47
Index to financial statements              F-


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.          Other expenses of issuance and distribution

                   The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement, all of which will be borne by the Registrant.

Securities and Exchange Commission Fee...........                       $    132
Accountants' Fees................................................       $  5,000
Legal Fees............................................................  $ 15,000
Company's Administrative Expenses...................                    $  1,000
Printing and engraving.........................................         $    500
Miscellaneous.......................................................    $    368

                                                           Total        $ 22,000

Item 14.  Indemnification of directors and officers.

                  Section 145 of the Delaware General Corporation Law, as amended, authorizes the Company to Indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorney's fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which a person is a party by reason of being a director or officer of the Company if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. The Company's Certificate of Incorporation contains provisions relating to the indemnification of director and officers and the Company's By-Laws extends such indemnities to the full extent permitted by Delaware law.

                  The Company may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Company could not indemnify such persons.

Item 15.  Recent sales of unregistered securities

                  On March 19, 1999, upon inception of the Company, its founders, Stuart Katz and David Pomerantz each purchased 2,495,000 shares at par value. These shares were issued pursuant to the exemption from registration contained in Section 4(2).

                  From March 24, 1999 through March 31, 1999, an aggregate of 10,000 shares were sold at a price of $.10 per share to an aggregate of 100 people pursuant to the exemption contained in Regulation D, Rule 504.

Item 16.  Exhibits and financial statements schedules.

          3.1      Certificate of Incorporation, as amended
          3.2      By-Laws
          4.1      Specimen Common Stock Certificate*
          5        Opinion of Heller, Horowitz & Feit, P.C.*
         10.1      Lease*
         10.2      Employment Agreement with Mr. Melzer
         10.3      Agreement and Plan of Reorganization
         23.1      Consent of Heller, Horowitz & Feit, P.C.
                  (included in the Opinion filed as Exhibit 5)
         23.2      Consent of Singer Lewak Greenbaum & Goldstein LLP

*  To be filed by amendment.

Item 17.  Undertakings.
          ------------

          The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (iv) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered and the offering of the securities at that time to be the initial bona fide offering.

         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                THIRD WAVE MEDIA
                              FINANCIAL STATEMENTS
                               FOR THE YEARS ENDED
                           DECEMBER 31, 2000 AND 1999





                                                                                                   THIRD WAVE MEDIA
                                                                                                           CONTENTS
                                                                                                  December 31, 2000

-------------------------------------------------------------------------------------------------------------------


                                                                                                          Page

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                                          1

FINANCIAL STATEMENTS

    Balance Sheet                                                                                           2

    Statements of Operations                                                                                3

    Statements of Shareholder's Deficit                                                                     4

    Statements of Cash Flows                                                                                5

    Notes to Financial Statements                                                                        6 - 12


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholder
Third Wave Media


We have audited the accompanying balance sheet of Third Wave Media as of December 31, 2000, and the related statements of operations, shareholder's deficit, and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Third Wave Media as of December 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements for the year ended December 31, 2000 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations and has both a working capital and an accumulated shareholder's deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
March 23, 2001


                                                                                                   THIRD WAVE MEDIA
                                                                                                      BALANCE SHEET
                                                                                                  December 31, 2000
-------------------------------------------------------------------------------------------------------------------



                                     ASSETS

Current assets
     Cash                                                                                                   $ 7,706
     Accounts receivable                                                                                     95,823
     Inventory                                                                                                8,084
                                                                                                   ----------------

         Total current assets                                                                               111,613

Property and equipment, net                                                                                  52,540
                                                                                                   ----------------

                  Total assets                                                                     $        164,153
                                                                                                   ================


                      LIABILITIES AND SHAREHOLDER'S DEFICIT

Current liabilities
     Current portion of note payable                                                               $          4,727
     Current portion of capitalized lease obligations                                                         4,252
     Lines of credit                                                                                        134,617
     Accounts payable                                                                                       257,009
     Credit cards payable                                                                                    98,985
     Deferred revenue                                                                                        10,363
     Other                                                                                                    7,398
                                                                                                   ----------------

         Total current liabilities                                                                          517,351

Note payable, net of current portion                                                                         13,848
Capitalized lease obligations, net of current portion                                                         6,142
                                                                                                   ----------------

              Total liabilities                                                                             537,341
                                                                                                   ----------------

Commitments and contingencies

Shareholder's deficit
     Common stock, no par value
         100 shares authorized
         10 shares issued and outstanding                                                                     1,000
     Additional paid-in capital                                                                              15,867
     Accumulated deficit                                                                                   (390,055)
                                                                                                   ----------------

              Total shareholder's deficit                                                                  (373,188)
                                                                                                   ----------------

                  Total liabilities and shareholder's deficit                                      $        164,153
                                                                                                   ================


The accompanying notes are an integral part of these financial statements.


                                                                                                   THIRD WAVE MEDIA
                                                                                           STATEMENTS OF OPERATIONS
                                                                                   For the Years Ended December 31,

-------------------------------------------------------------------------------------------------------------------


                                                                                      2000               1999
                                                                                ---------------    ----------------

Income                                                                            $   1,102,719      $    1,198,039

Cost of goods sold                                                                      757,270             806,667
                                                                                ---------------    ----------------
Gross profit                                                                            345,449             391,372

Operating expenses                                                                      576,864             571,161
                                                                                ---------------    ----------------

Loss from operations                                                                   (231,415)           (179,789)
                                                                                ---------------    ----------------

Other income (expense)
     Interest income                                                                      2,843               6,009
     Interest expense                                                                   (26,790)             (4,424)
     Legal settlement                                                                   150,000                   -
                                                                                ---------------    ----------------

         Total other income (expense)                                                   126,053               1,585
                                                                                ---------------    ----------------

Loss before provision for income taxes                                                 (105,362)           (178,204)

Provision for income taxes                                                                  800                 800
                                                                                ---------------    ----------------

Net loss                                                                          $    (106,162)        $  (179,004)
                                                                                ===============    ================

Basic and diluted loss per share                                                  $     (10,616)        $   (17,900)
                                                                                ===============    ================

Basic and diluted weighted-average shares used to
     compute loss per share                                                                  10                  10
                                                                                ===============    ================


The accompanying notes are an integral part of these financial statements.


                                                                                                   THIRD WAVE MEDIA
                                                                                STATEMENTS OF SHAREHOLDER'S DEFICIT
                                                                                   For the Years Ended December 31,

-------------------------------------------------------------------------------------------------------------------



                                       Common Stock                 Additional
                             ---------------------------------      Paid-In          Accumulated
                                  Shares           Amount           Capital            Deficit           Total
                             ---------------   ---------------  ----------------  ---------------  ----------------
Balance, December 31, 1998             10        $  1,000           $     -          $ (104,889)    $ (103,889)

Net loss                                                                               (179,004)      (179,004)
                             ---------------   ---------------  ----------------  ---------------   ---------------

Balance, December
   31, 1999                            10           1,000                 -            (283,893)      (282,893)

Forgiveness of accrued
   salaries by
   shareholder                                                       15,867                             15,867

Net loss                                                                               (106,162)      (106,162)
                             ----------------   --------------   ---------------   --------------    --------------
Balance, December
   31, 2000                            10       $   1,000          $ 15,867         $  (390,055)    $ (373,188)
                             ================   ==============   ===============   ==============    ==============


The accompanying notes are an integral part of these financial statements.



                                                                                                   THIRD WAVE MEDIA
                                                                                           STATEMENTS OF CASH FLOWS
                                                                                   For the Years Ended December 31,

-------------------------------------------------------------------------------------------------------------------


                                                                                      2000               1999
                                                                                ---------------    ----------------
Cash flows from operating activities
     Net loss                                                                        $ (106,162)     $    (179,004)
Adjustments to reconcile net loss to net cash
         used in operating activities
              Depreciation                                                               18,115              9,651
              Write-off of interest receivable-shareholder                               10,567                  -
              Forgiveness of accrued salary                                              15,867                  -
     (Increase) decrease in
         Accounts receivable                                                             33,705           (104,872)
         Other current assets                                                            15,945            (13,016)
     Increase (decrease) in
         Accounts payable                                                               (41,430)           163,405
         Other current liabilities                                                      (32,777)            25,315
                                                                                ----------------    ----------------
                  Net cash used in operating activities                                (102,037)           (98,521)
                                                                                ---------------     ----------------
Cash flows from investing activities
     Purchase of property and equipment                                                  (4,564)           (15,577)
                                                                                ---------------     ----------------
                  Net cash used in investing activities                                  (4,564)           (15,577)
                                                                                ---------------     ----------------
Cash flows from financing activities
     Proceeds from lines of credit                                                       71,482            116,404
     Payments on lines of credit                                                        (34,400)           (31,990)
     Net payments on credit cards payable                                                54,588             33,891
     Net proceeds from related parties                                                        -             27,264
     Payments on note payable                                                            (7,194)            (5,119)
                                                                                ----------------    ----------------
                  Net cash provided by financing activities                              84,476            140,450
                                                                                ----------------    ----------------
                      Net increase (decrease) in cash                                   (22,125)            26,352

Cash, beginning of year                                                                  29,831              3,479
                                                                                ----------------    ----------------

Cash, end of year                                                                       $ 7,706           $ 29,831
                                                                                ================    ================
Supplemental disclosures of cash flow information

         Interest paid                                                                $  26,790           $  8,489
                                                                                ================    ================
         Income taxes paid                                                            $     800           $    800
                                                                                ================    ================

Supplemental schedule of non-cash investing and financing activities
The Company entered into capital lease obligations of $41,282 during the year ended December 31, 1999.


The accompanying notes are an integral part of these financial statements.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000



NOTE 1 - BUSINESS ACTIVITY

         Third Wave Media (the "Company") was incorporated in the State of California on July 29, 1996 and is engaged in the wholesale and retail printing, packaging, and duplication of computer software through its vendors.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Presentation
         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles which assume that the Company will continue as a going concern. As shown in the financial statements, during the years ending December 31, 2000 and 1999, the Company incurred losses from operations of $231,415 and $179,789, respectively. In addition, the Company has both a working capital and an accumulated shareholder's deficit of $405,738 and $390,055, respectively, as of December 31, 2000. Further, the Company's cash flow requirements have been met by obtaining and drawing upon its lines of credit.

         The financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to retain its current financing, to obtain additional financing, and to attain profitability.

         Management has taken the following steps to revise its operating and financial requirements which it believes are sufficient to provide the Company with the ability to continue in existence:

         o The Company plans to raise capital during the next year through a secondary offering after the consummation of the merger (see Note
              10).

         o The Company's sole shareholder has contributed $40,000 (unaudited) during the first quarter of 2001.

         Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Inventory
         Inventory is valued at the lower of cost (first-in, first-out method) or market.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Deferred Revenue
         Deferred revenue consists of cash received for jobs in process or billings on products that have not been shipped.

         Revenue Recognition
         The Company recognizes revenue from the sale of products when the products are shipped.

         Cash Equivalents
         For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

         Advertising Costs
         The Company expenses advertising costs as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were $82,701 and $101,977, respectively.

         Property and Equipment
         Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using the straight-line and accelerated methods over the estimated useful lives as follows:

                  Automobiles                                            5 years
                  Furniture and equipment                           5 to 7 years

         Betterments, renewals, and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

         Impairment of Long-Lived Assets
         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows expected to be generated by the assets. If the assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets. To date, no impairment has occurred.

         Income Taxes
         The Company has elected the federal and state income tax status of an "S" corporation; therefore, all income, losses, gains, and credits are passed through to the Company's shareholder and included in his personal income tax return. The provision for income taxes in the accompanying statements of operations represents the state franchise tax applied to "S" corporations at a tax rate of the lesser of $800 or 1.5% of taxable income.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Loss per Share
         The Company calculates loss per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. For the years ended December 31, 2000 and 1999, the Company incurred net losses; therefore, basic and diluted loss per share are the same.

         Comprehensive Loss
         The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive loss and its components in a financial statement. Comprehensive loss as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive loss, which are excluded from net loss, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities. Comprehensive loss is not presented in the Company's financial statements since the Company did not have any of the items of comprehensive income in any period presented.

         Fair Value of Financial Instruments
         The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash, accounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short maturities. The amounts shown for lines of credit, credit cards payable, and note payable also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same or the difference is immaterial.

         Reclassifications
         Certain amounts included in the prior year financial statements have been reclassified to conform with the current year presentation.

         Recently Issued Accounting Pronouncements
         In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation, and disclosure of revenue in financial statements. Changes in accounting to apply the guidance in SAB No. 101 may be accounted for as a change in accounting principle effective January 1, 2000. Management has not yet determined the complete impact of SAB No. 101 on the Company; however, management does not expect that application of SAB No. 101 will have a material effect on the Company's revenue recognition and results of operations.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         Recently Issued Accounting Pronouncements (Continued)
         -----------------------------------------
         In March 2000, the Financial Accounting Standards Board ("FASB") issued
         FASB Interpretation No. 44, "Accounting for Certain Transactions
         Involving Stock Compensation," (an Interpretation of Accounting
         Principles Bulletin Opinion No. 25 ("APB 25")) ("FIN 44"). FIN 44
         provides guidance on the application of APB 25, particularly as it relates to options. The effective date of FIN 44 is July 1, 2000, and the Company has adopted FIN 44 as of that date.

         In June 2000,  the FASB issued SFAS No. 138,  "Accounting  for Certain
         Instruments and Certain Hedging Activities." This statement is not applicable to the Company.

         In June  2000,  the FASB  issued  SFAS No.  139,  "Rescission  of FASB
         Statement No. 53 and  Amendments  to Statements  No. 63, 89, and 121."
         This statement is not applicable to the Company.

         In  September  2000,  the FASB issued SFAS No.  140,  "Accounting  for
         Transfers and  Servicing of Financial  Assets and  Extinguishments  of
         Liabilities, a replacement of FASB Statement No. 125." This statement is not applicable to the Company.

NOTE 3 - PROPERTY AND EQUIPMENT

         Property and equipment at December 31, 2000 consisted of the following:

                  Automobiles                                                                      $         44,234
                  Furniture and equipment                                                                    46,340
                                                                                                   ----------------

                                                                                                             90,574
                  Less accumulated depreciation                                                              38,034
                                                                                                   ----------------

                           Total                                                                   $         52,540
                                                                                                   ================


         Depreciation expense for the years ended December 31, 2000 and 1999 was $18,115 and $9,651, respectively.


NOTE 4 - NOTE RECEIVABLE - SHAREHOLDER

         At December 31, 1999, the Company had advances to its shareholder in the amount of $28,521. The advances were unsecured, bore interest 6.75% per annum, and were payable on demand. During the year ended December 31, 2000, these advances were off-set with the shareholder's salary owed to him at December 31, 2000. All interest related to this receivable amounting to $10,567 was written-off during the year ended December 31, 2000. In addition, the shareholder contributed $15,867 of salary owed to him as additional paid-in capital.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000

NOTE 5 - LINES OF CREDIT

         As of December 31, 2000, the Company had a $100,000 revolving line of credit agreement with a local bank. Borrowings on the line bear interest at 2.35% above the bank's reference rate (10.35% at December 31, 2000). The credit line expires on October 1, 2001 and is guaranteed by the shareholder. At December 31, 2000, the outstanding balance was $86,750.

         As of December 31, 2000, the Company also had a $50,000 revolving line of credit agreement with a bank. Borrowings on the line bear interest at 15%. The credit line expires on December 31, 2001 and is guaranteed by the shareholder. At December 31, 2000, the outstanding balance was $47,867.

NOTE 6 - NOTE PAYABLE

Note payable at December 31, 2000 consisted of the following:

    Note payable to a motor credit corporation, collateralized by applicable equipment.  The note is due in aggregate monthly
         payments of $523, including interest at 8.5% per annum.       $ 18,575
             Less current portion                                         4,727
                                                                       ---------
                           Long-term portion                           $ 13,848
                                                                       =========
         Future maturities of the note payable at December 31, 2000 were as follows:

                   Year Ending
                  December 31,

                      2001                                            $ 4,727
                      2002                                              5,145
                      2003                                              5,600
                      2004                                              3,103
                                                                   -------------
                           Total                                      $18,575
                                                                   =============

NOTE 7 - COMMITMENTS AND CONTINGENCIES

         Leases
         The Company leases certain facilities for its corporate office under a non-cancelable operating lease agreement that expires in August 2002. The Company also leases office equipment under a non-cancelable capital lease agreement.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000

NOTE 7 - COMMITMENTS AND CONTINGENCIES (Continued)

         Leases (Continued)
         ------
         At December 31, 2000, future minimum lease payments were as follows:


                   Year Ending                                                  Operating          Capital
                  December 31,                                                   Leases             Leases
                  ------------                                                  -----------      ------------
                      2001                                                      $ 28,080          $ 4,843
                      2002                                                        18,720            6,359
                                                                                -----------      ------------
                                                                                $ 46,800           11,202
                                                                                ===========      ============
                  Less amount representing interest                                                   808
                                                                                                 ------------
                                                                                                   10,394
                  Less current portion                                                              4,252
                                                                                                 ------------
                           Long-term portion                                                      $ 6,142
                                                                                                 ============
         Rent expense was $25,324 and $26,392 for the years ended  December 31,
         2000 and 1999, respectively.

         Property and equipment under capitalized leases and the related accumulated depreciation at December 31, 2000 were as follows:

                  Property and equipment                                                          $16,011
                  Less accumulated depreciation                                                     3,202
                                                                                                 --------------
                      Total                                                                       $12,809
                                                                                                 ==============


         Employment Agreements
         On January 1, 1997, the Company entered into an employment agreement with its shareholder, which provides for salaries of $125,000 and $100,000 during the years ended December 31, 2000 and 1999, respectively. The agreement further calls for future salaries totaling $525,000 to be paid through December 2003. The shareholder is also entitled to receive incentive compensation that shall not be less than the sum of $25,000 for each and every $500,000 increase in gross sales for the prior calendar year.

         Asserted Claim
         The Company is currently involved in a dispute with a certain vendor which arose in the ordinary course of business. Management does not believe that the outcome of this matter will have a material adverse effect on the Company's results of operations.

NOTE 8 - SETTLEMENT INCOME

         In April 2000, the Company received $150,000 from the settlement of a lawsuit against a vendor, which had commenced in 1998.



                                                                                                   THIRD WAVE MEDIA
                                                                                      NOTES TO FINANCIAL STATEMENTS
                                                                                                  December 31, 2000

NOTE 9 - CONCENTRATIONS OF CREDIT RISK

         As of December 31, 2000, 72% of the Company's accounts receivable were from four customers. In addition, the Company had sales to three customers, which represented 19%, 13%, and 12% of total revenues at December 31, 2000. As of December 31, 1999, 83% of the Company's accounts receivable were from four customers. In addition, the Company had sales to one customer, which represented 11% of total revenues at December 31, 1999.

         The Company had one major supplier, which represented 15% and 19% of total purchases during the years ended December 31, 2000 and 1999, respectively.

NOTE 10 - SUBSEQUENT EVENT

         On February 23, 2001, the Company entered into an agreement with D.W. Industries, Inc. ("DWI"), a development stage company and a Delaware Corporation. The agreement is a plan of reorganization, whereby DWI acquired all of the Company's shares of common stock, making the Company a wholly owned subsidiary of DWI. In exchange, the Company's sole shareholder received 30,000,000 shares of common stock of DWI with a par value of $0.00001. Since the Company will own the majority of the combined companies' stock amounting to $35,000,000, the merger will be accounted for as a reverse acquisition of DWI by the Company. DWI has insignificant assets and operations. Accordingly, the transaction will result in a recapitalization of the Company.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has authorized this registration statement or amendment to be signed on its behalf by the undersigned, in the City of Los Angeles on the 27th day of April, 2001.

         THIRD WAVE MEDIA LTD.


         By:/s/Andrew Melzer
                Andrew Melzer, President

         In accordance with the requirements of the Securities Act, this registration statement or amendment was signed by the following persons in the capacities and on the dates stated:

Signature                         Title                     Date


By:/s/Andrew Melzer
     Andrew Melzer                President and             April 27, 2001
                                  Managing Director